Exhibit 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation
EVERTEC Costa Rica, S.A.	Costa Rica
EVERTEC Dominicana, SAS	Dominican Republic
EVERTEC Group, LLC	Puerto Rico
EVERTEC Guatemala, S.A.	Guatemala
EVERTEC Intermediate Holdings, LLC	Puerto Rico
EVERTEC Latinoamérica, S.A.	Costa Rica
EVERTEC México Servicios de Procesamiento, S.A. de C.V.	Mexico
EVERTEC Panamá, S.A.	Panama
Tarjetas Inteligentes Internacionales, S.A.	Costa Rica